PRICING TERM SHEET	Issuer Free Writing Prospectus
Dated January 10, 2012	Filed Pursuant to Rule 433
Registration Statement No. 333-177723
Supplementing the Preliminary
Prospectus Supplement
dated January 10, 2012 and the
Prospectus dated November 3, 2011

PHH Corporation

6.00% Convertible Senior Notes due 2017

The information in this pricing term sheet supplements PHH Corporation’s preliminary prospectus supplement, dated January 10, 2012 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes (as defined below) (the “Offering”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	PHH Corporation (“PHH”).

Ticker / Exchange:	PHH / The New York Stock Exchange (“NYSE”).

Title of securities:	6.00% Convertible Senior Notes due 2017 (the “Notes”).

Aggregate principal amount offered:	$220,000,000.

Offering price:	The Notes will be issued at a price of 100% of their principal amount plus accrued interest, if any, from January 17, 2012, if settlement occurs after that date.

Underwriting discounts:	3.00%

Over-allotment option:	$30,000,000 of Notes.

Annual interest rate:	The Notes will bear interest at a rate equal to 6.00% per annum from January 17, 2012.

NYSE Last Reported Sale Price on January 10, 2012:	$10.23 per share of PHH common stock.

Conversion premium:	Approximately 25% above the NYSE Last Reported Sale Price on January 10, 2012.

Initial conversion price:	Approximately $12.79 per share of PHH common stock.

Initial conversion rate:	78.2014 shares of PHH common stock per $1,000 principal amount of Notes.

Interest payment dates:	June 15 and December 15, commencing on June 15, 2012.

Maturity date:	June 15, 2017.

Trade date:	January 11, 2012.

Settlement date:	January 17, 2012.

CUSIP:	693320 AQ6

ISIN NUMBER:	US693320AQ62

Joint Book-Running Managers:	J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-managers:

Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., RBC Capital Markets, LLC, and RBS Securities Inc.

PHH maintains mortgage warehouse facilities with affiliates of each of Barclays Capital Inc. and RBS Securities Inc.

Use of proceeds:

PHH estimates that the net proceeds from the Offering will be approximately $212.6 million (before giving effect to any exercise by the underwriters of their over-allotment option), after deducting the underwriters’ discounts and estimated fees and expenses of the offering payable by PHH.

PHH intends to use a portion of the net proceeds of the Offering, along with the net proceeds from the Reopening (as defined in the Preliminary Prospectus Supplement), to repay at or prior to maturity the outstanding aggregate principal amount of its 2012 Convertible Notes. As of September 30, 2011, there was $250.0 million aggregate principal amount of its 2012 Convertible Notes outstanding. The remainder of the net proceeds will be used for general corporate purposes. Affiliates of the underwriters may hold, or make a market in, the 2012 Convertible Notes of PHH and may receive a portion of the net proceeds upon any such repayment of the 2012 Convertible Notes.

Recent Developments

On January 10, 2012, Fitch announced that it has placed PHH’s long-term issuer default rating and senior unsecured debt rating on Rating Watch Negative.

On January 10, 2012, Moody’s affirmed PHH’s senior unsecured debt rating and corporate family rating and its commercial paper rating. Additionally, Moody’s changed its outlook for PHH’s senior unsecured debt and corporate family ratings to negative from stable.

Adjustment to conversion rate upon a
Make-Whole
Fundamental Change:

The following table sets forth the number of additional shares to be added to the conversion rate per $1,000 principal amount of the Notes in connection with a Make-Whole Fundamental Change as described in the Preliminary Prospectus Supplement, based on the stock price and effective date of the Make-Whole Fundamental Change.

	Stock price
Effective date	$10.23	$12.00	$13.00	$14.00	$15.00	$17.50	$20.00	$25.00	$30.00	$40.00	$50.00	$75.00
January 17, 2012	19.5503	17.3218	15.2081	13.4715	12.0242	9.2941	7.3934	4.9503	3.4701	1.8155	0.9647	0.1306
June 15, 2012	19.5503	17.0986	14.9598	13.2115	11.7611	9.0448	7.1706	4.7829	3.3470	1.7483	0.9267	0.1184
June 15, 2013	19.5503	16.4051	14.1944	12.4145	10.9594	8.2940	6.5062	4.2931	2.9933	1.5617	0.8256	0.0970
June 15, 2014	19.5503	15.4009	13.0833	11.2577	9.7973	7.2137	5.5596	3.6090	2.5075	1.3117	0.6926	0.0707
June 15, 2015	19.5503	13.8543	11.3838	9.5026	8.0503	5.6294	4.2045	2.6675	1.8561	0.9849	0.5213	0.0389
June 15, 2016	19.5503	11.3316	8.5894	6.6403	5.2487	3.2307	2.2712	1.4266	1.0223	0.5674	0.3047	0.0060
June 15, 2017	19.5503	5.1319	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  If the stock price is between two stock price amounts in the table or the date is between two dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•                  If the stock price is greater than $75.00 per share, subject to adjustment, no adjustments will be made in the conversion rate.

•                  If the stock price is less than $10.23 per share, subject to adjustment, no adjustments will be made in the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 97.7517 per $1,000 in principal amount of Notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of the Notes — Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Capitalization

The following replaces in its entirety the text, table and related footnote set forth under “Capitalization” on pages S-49 and S-50 of the Preliminary Prospectus Supplement:

The following table sets forth PHH’s cash and cash equivalents, restricted cash and consolidated capitalization as of September 30, 2011 on (i) an actual basis and (ii) an as adjusted basis to give effect to the issuance of the Notes, the Reopening and the application of the net proceeds from the Offering and the Reopening as described under the “Use of Proceeds” section of the Preliminary Prospectus Supplement, after deducting the underwriters’ discounts and estimated offering expenses. You should read this table along with PHH’s consolidated financial statements and related notes incorporated by reference in the Preliminary Prospectus Supplement. The following table assumes that the underwriters have not exercised their over-allotment option.

	As of September 30, 2011
	Actual	As Adjusted
	(In millions)
Cash and cash equivalents	$84	$147
Restricted cash, cash equivalents and investments(1)	$528	$528
Debt:
Vehicle management Asset-Backed Debt:
Term notes(2)	1,789	1,789
Variable funding notes	1,111	1,111
Other	33	33
Total vehicle management asset-backed debt	2,933	2,933
Mortgage Warehouse Asset-Backed Debt:
Variable-rate repurchase facilities	2,213	2,213
Servicing advance facility	74	74
Total mortgage warehouse and other asset-backed debt	2,287	2,287
Unsecured Debt:
Medium-term notes(3)	431	431
Borrowings under credit facilities	80	80
2012 Convertible Notes(4)	249	—
2014 Convertible Notes(5)	206	206
9 1/4% Senior Notes due 2016	350	450
Notes offered hereby(6)	—	220
Total unsecured debt	1,316	1,387
Mortgage loan securitization debt certificates, at fair value(7)	25	25
Total debt	6,561	6,632
Stockholders’ Equity:(8)
Preferred stock, $0.01 par value; 1,090,000 shares authorized, and as adjusted; none issued or outstanding as at September 30, 2011, and as adjusted	—	—
Common stock, $0.01 par value; 273,910,000 shares authorized, and as adjusted; 56,340,713 issued and outstanding as at September 30, 2011, and as adjusted	1	1
Additional paid-in capital	1080	1080
Retained earnings	325	324
Accumulated other comprehensive income	21	21
Total PHH Corporation stockholders’ equity	1,427	1,426
Noncontrolling interest	15	15
Total equity	1,442	1,441
Total capitalization	$8,003	$8,073

(1)                                  Includes $237 million of available-for-sale securities at fair value at September 30, 2011.

(2)                                  Represents Chesapeake Term Notes and the FLRT 2010 Notes (as defined in the Preliminary Prospectus Supplement).

(3)                                  Amounts are net of $3 million of unamortized swap gains partially offset by $1 million of original issue discount, as of September 30, 2011.

(4)                                  Amounts are net of unamortized discount of $1 million as of September 30, 2011.

(5)                                  Amounts are net of unamortized discount of $44 million as of September 30, 2011.

(6)                                  Reflects the issuance of $220 million aggregate principal amount of the Notes in the Offering.  In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s non-convertible debt interest rate. Upon issuance, a debt discount will be recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that PHH is required to repay, and the amount shown in the table above for the Notes is the aggregate principal amount of the Notes and does not reflect the debt discount that PHH will be required to recognize.

(7)                                  Mortgage Loan Securitization Debt Certificates were consolidated with securitized mortgage loans as a result of the adoption of updates to ASC 810. See Note 1, “Summary of Significant Accounting Policies”

included in the Notes to PHH’s Consolidated Financial Statements in PHH’s 2010 Form 10-K for additional information. As of September 30, 2011, the balance of the securitized mortgage loans was $32 million and was included in “Other Assets” in the Condensed Consolidated Balance Sheet in PHH’s 2011 Third Quarter Form 10-Q. Cash flows of the loans support payment of the debt certificates and creditors of the securitization trust do not have recourse to PHH.

(8)                                  Amounts representing the number of shares of common stock outstanding exclude:

•                  options outstanding on September 30, 2011 to purchase 1,430,467 shares of common stock, at a weighted exercise price of $18.41 per share;

•                  restricted stock units outstanding on September 30, 2011 which are convertible into 744,693 shares of common stock, at a weighted-average grant date fair value of $15.41 per share;

•                  4,656,331 shares of common stock reserved for future awards under the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan;

•                  12,195,125 shares of common stock, net, subject to adjustment, that are issuable in connection with the 2012 Convertible Notes and certain related bond hedge and warrant transactions entered into in connection with such notes;

•                  9,688,050 shares of common stock, net, subject to adjustment, that are issuable in connection with PHH’s 2014 Convertible Notes and certain related bond hedge and warrant transactions entered into in connection with such notes; and

•                  21,505,374 shares of common stock, subject to adjustment, that are issuable in connection with the Notes in the Offering.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

PHH has filed a registration statement (including a prospectus dated November 3, 2011 and a Preliminary Prospectus Supplement dated January 10, 2012) with the Securities and Exchange Commission, or SEC, for the Offering.  Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents PHH has filed with the SEC for more complete information about PHH and the Offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, PHH, the underwriters or any dealer participating in the Offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by contacting J.P. Morgan Securities, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 866-803-9204 or from BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department or by e-mail at dg.prospectus_requests@baml.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.